UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

MOLECULIN BIOTECH, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

60855D101

(CUSIP Number)

November 12, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

(Page 1 of 13 Pages)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 60855D101

1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,787,254
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,787,254
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,787,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.52%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 60855D101

1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,787,254
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,787,254
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,787,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.52%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 60855D101

1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,787,254
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,787,254
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,787,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.52%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 60855D101

1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,787,254
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,787,254
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,787,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.52%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 60855D101

1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,787,254
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,787,254
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,787,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.52%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 60855D101

1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,787,254
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,787,254
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,787,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.52%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 60855D101

Item 1.

(a)                                 Name of Issuer:

Moleculin Biotech, Inc., a Delaware corporation (“Issuer”)

(b)                                 Address of Issuer’s Principal Executive Offices:

5300 Memorial Drive, Suite 950

Houston, Texas 77007

Item 2.

(a)                                 Name of Person Filing:

Lincoln Park Capital Fund, LLC (“LPC Fund”)

Lincoln Park Capital, LLC (“LPC”)

Rockledge Capital Corporation (“RCC”)

Joshua B. Scheinfeld (“Mr. Scheinfeld”)

Alex Noah Investors, Inc. (“Alex Noah”)

Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)

(b)                                 Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

440 North Wells, Suite 410

Chicago, Illinois 60654

(c)                                  Citizenship:

LPC Fund is an Illinois limited liability company

LPC is an Illinois limited liability company

RCC is a Texas corporation

Mr. Scheinfeld is a United States citizen

SCHEDULE 13G

CUSIP NO.  60855D101

Alex Noah is an Illinois corporation

Mr. Cope is a United States citizen

(d)                                 Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”)

(e)                                  CUSIP Number:

60855D101

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution

SCHEDULE 13G

CUSIP NO.  60855D101

Item 4.                                                         Ownership.

Reporting person	Amount beneficially owned(1):	Percent of class(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lincoln Park Capital Fund, LLC	4,787,254	7.52%	0	4,787,254	0	4,787,254
Lincoln Park Capital, LLC	4,787,254	7.52%	0	4,787,254	0	4,787,254
Rockledge Capital Corporation	4,787,254	7.52%	0	4,787,254	0	4,787,254
Joshua B. Scheinfeld	4,787,254	7.52%	0	4,787,254	0	4,787,254
Alex Noah Investors, Inc.	4,787,254	7.52%	0	4,787,254	0	4,787,254
Jonathan I. Cope	4,787,254	7.52%	0	4,787,254	0	4,787,254

(1)         Represents (i) 2,829,214 shares of Common Stock purchased by LPC Fund directly from the Issuer in a registered public offering of Common Stock on November 12, 2020 (the “November 2020 Public Offering”), (ii) 787,837 shares of Common Stock acquired by LPC Fund directly from the Issuer in connection with the November 2020 Public Offering, (iii) 350,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants purchased by LPC Fund directly from the Issuer in a public offering completed on March 29, 2019 (the “March 2019 Warrants”), which are currently exercisable at a price of $1.10 per share (subject to adjustment as provided in the March 2019 Warrants) and expire on March 29, 2024, (iv) 177,553 shares of Common Stock issuable upon exercise of Common Stock purchase warrants purchased by LPC Fund directly from the Issuer in a private placement transaction completed on June 22, 2018 (the “June 2018 Warrants”), which are currently exercisable at a price of $2.02 per share (subject to adjustment as provided in the June 2018 Warrants) and expire on December 23, 2023, and (v) 642,650 shares of Common Stock issuable upon exercise of Common Stock purchase warrants purchased by LPC Fund directly from the Issuer in a private placement completed on February 21, 2018 (the “February 2018 Warrants”), which are currently exercisable at a price of $2.80 per share (subject to adjustment as provided in the February 2018 Warrants) and expire on August 22, 2023. Each of the March 2019 Warrants, the June 2018 Warrants and the February 2018 Warrants includes a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock. In addition, each of the March 2019 Warrants, the June 2018 Warrants and the February 2018 Warrants includes a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Securities Act of 1933, as amended (the “Securities Act”), is not available to the warrant holder.

(2)         Based on information contained in the Issuer’s final prospectus supplement dated November 12, 2020 to the Issuer’s prospectus dated April 9, 2020, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2020, there were a total of 62,464,564 shares of Common Stock outstanding as of November 11, 2020, which number of outstanding shares excludes (i) the 2,829,214 shares of Common Stock that were purchased by LPC Fund directly from the Issuer on November 12, 2020 in the November 2020 Public Offering, (ii) the 787,837 shares of Common Stock that were acquired by LPC Fund directly from the Issuer on November 12, 2020 in connection with the November 2020 Public Offering, and (iii) the shares of Common Stock underlying the March 2019 Warrants, the June 2018 Warrants and the February 2018 Warrants, as set forth in Footnote 1 above. The percentage is calculated as of November 12, 2020, and includes the shares of Common Stock described in clauses (i) and (ii) above that were issued

SCHEDULE 13G

CUSIP NO.  60855D101

to LPC Fund by the Issuer on November 12, 2020 and are currently outstanding, and also assumes that all of the shares of Common Stock currently underlying the March 2019 Warrants, the June 2018 Warrants and the February 2018 Warrants were issued and outstanding as of November 12, 2020.

As of November 12, 2020, LPC Fund beneficially owned, directly, the following securities of the Issuer 4,787,254 shares of Common Stock, consisting of: (i) 2,829,214 shares of Common Stock purchased by LPC Fund directly from the Issuer in the November 2020 Public Offering; (ii) 787,837 shares of Common Stock acquired by LPC Fund directly from the Issuer in connection with the November 2020 Public Offering; (iii) 350,000 shares of Common Stock currently underlying the March 2019 Warrants, which warrants were outstanding and exercisable as of November 12, 2020; (iv) 177,553 shares of Common Stock currently underlying the June 2018 Warrants, which warrants were outstanding and exercisable as of November 12, 2020; and (v) 642,650 shares of Common Stock currently underlying the February 2018 Warrants, which warrants were outstanding and exercisable as of November 12, 2020.

The March 2019 Warrants are exercisable for a period of five years from March 29, 2019 and expire on March 29, 2024, the June 2018 Warrants are exercisable for a period of five years from December 23, 2018 and expire on December 23, 2023, and the February 2018 Warrants are exercisable for a period of five years from August 22, 2018 and expire on August 22, 2023. Each of the March 2019 Warrants, the June 2018 Warrants and the February 2018 Warrants includes a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock. In addition, each of the March 2019 Warrants, the June 2018 Warrants and the February 2018 Warrants includes a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Securities Act is not available to the warrant holder.

LPC is the Managing Member of LPC Fund.  RCC and Alex Noah are the Managing Members of LPC.  Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC.  Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund.

Pursuant to Section 13(d) of the Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

Pursuant to Rule 13d-4 of the Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

SCHEDULE 13G

CUSIP NO.  60855D101

Item 5.                                                         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.                                                         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                                         Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                                                         Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                                         Notice of Dissolution of Group.

Not applicable.

Item 10.                                                  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO.  60855D101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2020

LINCOLN PARK CAPITAL FUND, LLC		LINCOLN PARK CAPITAL, LLC

BY: LINCOLN PARK CAPITAL, LLC		BY: ROCKLEDGE CAPITAL CORPORATION

BY: ROCKLEDGE CAPITAL CORPORATION

By:	/s/ JOSHUA B. SCHEINFELD	By:	/s/ JOSHUA B. SCHEINFELD
	Name: Joshua B. Scheinfeld		Name: Joshua B. Scheinfeld
	Title: President		Title: President

LINCOLN PARK CAPITAL FUND, LLC		LINCOLN PARK CAPITAL, LLC

BY: LINCOLN PARK CAPITAL, LLC		BY: ALEX NOAH INVESTORS, INC.

BY: ALEX NOAH INVESTORS, INC.

By:	/s/ JONATHAN I. COPE	By:	/s/ JONATHAN I. COPE
	Name: Jonathan I. Cope		Name: Jonathan I. Cope
	Title: President		Title: President

ROCKLEDGE CAPITAL CORPORATION		ALEX NOAH INVESTORS, INC.

By:	/s/ JOSHUA B. SCHEINFELD	By:	/s/ JONATHAN I. COPE
	Name: Joshua B. Scheinfeld		Name: Jonathan I. Cope
	Title: President		Title: President

JOSHUA B. SCHEINFELD		JONATHAN I. COPE

	/s/ JOSHUA B. SCHEINFELD		/s/ JONATHAN I. COPE
	Name: Joshua B. Scheinfeld		Name: Jonathan I. Cope

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement